Wachovia Bank, N.A.Credit
Products Management
GA9768
3414 Peachtree Road, N.E.Suite
500Atlanta,
GA 30326

      WACHOVIA

July 8, 2003

James MacLennan
Chief Financial OfficerTheragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518

RE:	Credit Agreement, dated August 30, 1999, between Theragenics Corporation (“Borrower”) and Wachovia Bank, National Association (“Wachovia”), as amended from time to time (“Credit Agreement”), Master Note A from Borrower to Wachovia in the original principal amount of $35,000,000 dated August 30, 1999, including any amendments and Master Note B from Borrower to Wachovia in the original principal amount of $5,000,000 dated August 30, 1999, including any amendments (Master Note A & B collectively known as “Master Notes”)

      Obligor # 8887108841 Obligation #s 0001215706 & 0001215763

Dear James:

Wachovia and Borrower agree to extend the maturity of the Master Notes on the terms and conditions set forth in this letter agreement.

Extension.     Borrower acknowledges that the Master Notes will mature on August 30, 2003. Borrower and Wachovia agree that the Termination Date of the Master Notes as stated in the Credit Agreement shall be extended to October 31, 2003, at which time the outstanding principal balance, accrued interest and all other amounts under the Master Notes shall become due and payable. This extension is granted on the same terms and conditions as presently in effect. All periodic payments required under the Master Notes shall be made during this extension period.

Affirmations of Borrower. Borrower affirms and represents that the most recent commercial loan invoice received by Borrower with respect to the Obligations (as defined in the Credit Agreement) is correct, that the Master Notes, as modified hereby, and other Loan Documents (as defined in the Credit Agreement) are in full force and effect, that Borrower has no defense to payment or performance of the Obligations, that no setoffs against the Obligations exist, and that Borrower has no counterclaims against Bank. Borrower ratifies and confirms all provisions of the Master Notes and other Loan Documents and affirms that the maturity date is the only provision of the Loan Documents that has been modified.

Please indicate your agreement with the terms, affirmations and representations of this letter agreement by signing it as provided below and returning it to the undersigned within 10 days of the date hereof. This Agreement may be signed in counterparts. Should you have any questions, do not hesitate to call.

Very truly yours,

Wachovia Bank, National Association

By: /s/ Michael J. Ramano Michael J. Romano, Vice President

Borrower agrees to the terms of the above letter agreement this 11th day of July, 2003 and certifies that this Agreement was executed in the State of Georgia and delivered to Wachovia in the State of Georgia.

THERAGENICS CORPORATION TIN:58-1528626

By:/s/ James MacLennan Name: James MacLennan Title: Chief Financial Officer

Acknowleded by Guarantor: THERAGENICS INTERNATIONAL CORPORATION TIN:98-0233348
By:/s/ M. Christine Jacobs Name: M. Christine Jacobs Title: President and Chief Executive Officer